Aristotle Spirits

Consolidated Financial Statement For Period Ending
December 31, 2020

Consolidated Balance Sheet

Aristotle Spirits	
Balance Sheet	
As of December 31, 2020	
	Total
ASSETS	
Current Assets	
Bank Accounts	
Dogwood Checking (2944)	20,295.80
Sterns Bank Checking (2338)	1,423.08
Total Bank Accounts	**$ 21,718.88**
Other Current Assets	
Leasehold Deposit	4,830.00
Total Other Current Assets	**$ 4,830.00**
Total Current Assets	**$ 26,548.88**
Fixed Assets	
Leasehold Improvements	58,756.00
Machinery & Equipment	190,446.62
Total Fixed Assets	**$ 249,202.62**
TOTAL ASSETS	**$ 275,751.50**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
SBA Line of Credit, Dogwood Bank	951.28
Total Other Current Liabilities	**$ 951.28**
Total Current Liabilities	**$ 951.28**
Long-Term Liabilities	
In Progress Construction	236,175.58
Total Long-Term Liabilities	**$ 236,175.58**
Total Liabilities	**$ 237,126.86**
Equity	
Owner's Investment	167,740.00
Retained Earnings	-7,047.72
Net Income	-122,067.64
Total Equity	**$ 38,624.64**
TOTAL LIABILITIES AND EQUITY	**$ 275,751.50**

Consolidated Income Statement

Aristotle Spirits	
Profit and Loss	
January - December 2020	
	Total
Income	
Cash Rewards and Interest Income	358.21
Total Income	**$ 358.21**
Gross Profit	**$ 358.21**
Expenses	
General Business Expenses	
Advertising & Marketing	44,706.79
Bank Charges & Fees	20,910.25
Dues and Subscriptions	1,150.00
Insurance	3,735.90
Legal & Professional Services	28,670.49
Office Supplies & Software	397.08
Other Business Expenses	1,615.51
Rent & Lease	16,575.00
Taxes & Licenses	2,772.06
Travel (deleted)	1,042.83
Travel, Tolls, and Parking Fees	1.00
Total General Business Expenses	**$ 121,576.91**
Production Expenses	
Job Supplies	848.94
Total Production Expenses	**$ 848.94**
Total Expenses	**$ 122,425.85**
Net Operating Income	**-$ 122,067.64**
Net Income	**-$ 122,067.64**

Consolidated Statement of Equity

Aristotle Spirits				
Statement of Equity				
December 31, 2020				
	Common Shares	Amount	Retained Earnings (Accumulated Defecit)	Total
Beginning Balance (1/1/20)	18,000	$167,740	-$7047.72	$160,692.28
Contributions				
Net Income			-$122,067.64	-$122,067.64
Ending Balance (12/31/2020)	18,000	$167,740	-$129,115.36	$38,624.64

Consolidated Statement of Cash Flows

Aristotle Spirits	
Statement of Cash Flows	
January - December 2020	
	Total
OPERATING ACTIVITIES	
Net Income	-122,067.64
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Leasehold Deposit	-4,830.00
SBA Line of Credit, Dogwood Bank	951.28
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 3,878.72**
Net cash provided by operating activities	**-$ 125,946.36**
INVESTING ACTIVITIES	
Leasehold Improvements	-58,756.00
Machinery & Equipment	-190,446.62
Net cash provided by investing activities	**-$ 249,202.62**
FINANCING ACTIVITIES	
In Progress Construction	236,175.58
Net cash provided by financing activities	**$ 236,175.58**
Net cash increase for period	**-$ 138,973.40**
Cash at beginning of period	160,692.28
Cash at end of period	**$ 21,718.88**

Notes to the consolidated financial statements

1. Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of Tabula Rasa Co. DBA Aristotle Spirits (the "Company"). The financial statements only include information from Jan 1, 2020 through December 31, 2020.

Tabula Rasa Co. was incorporated in the state of North Carolina on June 19, 2019.

Tabula Rasa Co.DBA Aristotle Spirits opened to the public on June 25, 2021 and has launched a portfolio of distilled spirits. Along with the license to produce, store and distribute distilled spirits, Aristotle holds a permit for mixed beverage, wine and beer sales to the public.

Fiscal Year

The Company operated on a December 31st year end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of The Company, and have been prepared on accrual basis in accordance with generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the use of management's estimates. These estimates are subjective in nature and involve judgements that affect the reported amounts of assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risk and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to economic conditions at large and a host of factors beyond the Company's control can cause fluctuations in these conditions. The Company also operated in a highly regulated industry and the company has no control in changes to these regulations. Changes in any of these conditions could affect the Company's financial condition.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will settle in cash. The carrying value of the Company's receivables, net of allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, The Company has recorded $0 as an allowance for doubtful accounts.

Inventory

Inventories are stated at standard cost (which approximates cost determined on a first-in. First-out basis). At December 31, 2020 the balance of inventory (including raw materials, WIP and finished goods) in the production facility was $0 and inventory in the Bar (alcohol and merchandise) was $0.

Intangible Assets

The company has no current intangible assets, though would consist of patents or trademarks in which the costs would be amortized over the useful life of the patent and values of trademarks would be estimated based upon market value.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Office equipment is depreciated over 5 years. Repairs and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying among of the assets may not be recoverable.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward and reduce taxable income in future years.

The Company is subject to franchise and income tax filing requirements in the State of North Carolina.

Revenue Recognition

The Company recognizes revenue when (1) evidence exists of an arrangement with the customer reflecting terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized at the point of sale in the retail operation or upon shipment of sale from the production facility. The Company recorded $358.21 revenue in FY 2020.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

2. Commitments and Contingencies

The Company is not currently involved in any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and Equipment consisted of $0 at December 31, 2020

4. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the company shall have authority to issue is 1,000,000 total shares. As of December 31, 2020, 18,000 shares have been issued and are outstanding.